3W Cyber Logistics, Inc.
Suite 1208 - 808 Nelson Street
Vancouver, British Columbia V6Z 2S1

June 5, 2001

VIA FACSIMILE AND VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Barbara C. Jacobs/Hugh Fuller

Dear Sirs/Mesdames:

Re: 3W Cyber Logistics, Inc. Registration Statement on Form 10-SB File No. 0-32525 Filed April 9, 2001

3W Cyber Logistics, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission withdraw the above-referenced registration statement. The Company's independent auditor is in the process of preparing audited financial statements for Farrington International Inc., as suggested in the SEC's comment letter dated May 14, 2001, and will be unable to complete the audited financial statements prior to the Company's registration statement becoming effective by operation of law on June 8, 2001.

If you have any questions or comments relating to this request for withdrawal, please call the Company's attorney, Virgil Hlus of Clark, Wilson, at (604) 891-7707.

Yours truly,

3W CYBER LOGISTICS, INC.

/s/ Brian Hall

Brian Hall, Director